DC

No Act



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



06024147

February 7, 2006

Robert L. Messineo
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/7/2006

Re: EMC Corporation
Incoming letter dated December 19, 2005

Dear Mr. Messineo:

This is in response to your letter dated December 19, 2005 concerning the shareholder proposal submitted to EMC by the Central Laborers' Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Barry McAnarney
Executive Director
Central Laborers' Pension Fund
P.O. Box 1267
Jacksonville, IL 62651

790070

WEIL, GOTSHAL & MANGES LLP

767 FIFTH AVENUE
NEW YORK, NY 10153
(212) 310-8000
FAX: (212) 310-8007

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WRITER'S DIRECT LINE

December 19, 2005

BY HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of Central Laborers' Pension, Welfare & Annuity Fund to EMC Corporation / Securities Exchange Act of 1934, Rule 14a-8

Ladies and Gentlemen:

On behalf of EMC Corporation ("EMC"), this letter is to notify you in accordance with Section (j) of Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that EMC intends to exclude from its proxy materials for its 2006 Annual Meeting of Shareholders (the "Proxy Materials") a shareholder proposal and a statement in support thereof (the "Proposal") submitted by the Central Laborers' Pension Fund (the "Proponent"). A copy of the Proposal and the correspondence between EMC and the Proponent is attached as Exhibit A.[1]

---

[1] As indicated in the materials contained in Exhibit A, the Proponent submitted the Proposal by letter dated October 21, 2005, which was timely in accordance with Rule 14a-8(e). On November 15, 2005 EMC confirmed to the Proponent its receipt of the Proposal, advised the Proponent of the action its Board of Directors had already taken on the subject matter of the Proposal (as discussed below) and advised the Proponent that it had wrongly referred in its supporting statement to EMC as a Delaware corporation, rather than a Massachusetts corporation, as is correct. In a telephone conversation thereafter EMC indicated to the Proponent that it would treat the supporting statement as referring to EMC as a Massachusetts corporation. By letter to EMC dated November 22, 2005, the Proponent submitted a revised proposal and supporting statement, referring to it in its transmittal letter

stock, with a value of two times his or her base salary. The Board recognizes that exceptions to this policy may be necessary or appropriate and may approve such exceptions from time to time.

22. Management Succession Planning

The CEO shall submit an annual report to the Compensation Committee regarding succession planning for the CEO and other senior management positions. This report will include an assessment of senior officers and their potential to succeed to the CEO and other senior management positions. After review and discussion, the CEO and the Chairman of the Compensation Committee shall submit this report to the Board.

In addition, the CEO shall prepare, and update as necessary on a continuing basis, a short-term emergency succession plan which will recommend a temporary delegation of authority to certain officers of the Company, if all or a portion of the senior officers should unexpectedly become unable to perform their duties. In such event, the short-term emergency succession plan shall be in effect until the Board has the opportunity to consider the situation and take action, if necessary.

23. Presentation of Strategic Goals

The Company's strategy will be presented by the CEO to the Board and discussed by the Board on an ongoing basis.

24. Corporate Compliance

The Board recognizes its responsibility to foster and support a culture of compliance and business ethics within the Company. The Company has a Corporate Compliance Program. The Audit Committee shall at least annually review and report to the Board regarding the Company's Corporate Compliance Program, including the Company's Business Conduct Guidelines.

25. Miscellaneous

These Guidelines are not intended to change or interpret any applicable law or regulation. In the event of a conflict between these Guidelines and the Company's Articles of Organization or Bylaws, the Articles of Organization and Bylaws shall govern.

Last amended: October 20, 2005

Exhibit C

Copies of the Raytheon and Office Depot Press Releases

Raytheon Adopts Policy on Majority Voting for Directors

WALTHAM, Mass., Nov. 7, 2005 /PRNewswire-FirstCall/ -- Raytheon Company (NYSE: RTN) announced today that the Company's Board of Directors has adopted a new policy with respect to majority voting for directors. Under the terms of the policy, a nominee for director who receives a greater number of votes "withheld" from his or her election than votes "for" his or her election shall tender his or her resignation to the Governance and Nominating Committee. The Governance and Nominating Committee shall then make a recommendation to the Board of Directors regarding the action to be taken with respect to the resignation.

"Adoption of this policy demonstrates our continued commitment to good corporate governance," said William H. Swanson, Chairman of the Board and CEO. "The Board continuously reviews our governance practices and adopts those changes that it believes are in the best interests of the Company and its shareholders."

The majority voting for directors policy has been incorporated into the Company's Governance Principles which are posted on the corporate governance section of the Company's web site at http://www.raytheon.com.

Raytheon Company (NYSE: RTN), with 2004 sales of $20.2 billion, is an industry leader in defense and government electronics, space, information technology, technical services, and business and special mission aircraft. With headquarters in Waltham, Mass., Raytheon employs 80,000 people worldwide.

Contact:
James Fetig
781-522-5111

SOURCE Raytheon Company

Web site: http://www.raytheon.com

CONTACT: James Fetig of Raytheon Company, +1-781-522-5111




INVESTOR RELATIONS

OVERVIEW
CORPORATE GOVERNANCE
STOCK QUOTE
PRESS RELEASES
ANALYST COVERAGE
EARNINGS ESTIMATES
STOCK PURCHASE
SEC FILINGS
ANNUAL REPORTS
IR CALENDAR
MAIL REQUEST
INVESTOR FAQ
ANALYST CENTER
EMAIL ALERTS

Office Depot Inc. (ticker: ODP, exchange: New York Stock Exchange (.N)) News Release - 8/1/2005

Office Depot Announces Adoption of Majority Vote Standard for Director Elections

DELRAY BEACH, Fla., Aug. 1 /PRNewswire-FirstCall/ -- Office Depot, Inc. (NYSE: ODP), a leading global provider of office products and services, today announced that its Corporate Governance Committee and its Board of Directors have amended the Company's Corporate Governance Principles to include a provision that any director who receives a "withhold" or "against" vote from a majority of the Company's shares at an election of directors will be required to submit his or her resignation to the Corporate Governance Committee and the Board. The text of the provision is as follows:

(Logo: http://www.newscom.com/cgi-bin/prnh/20050801/FLM019LOGO) Any nominee for director in an uncontested election as to whom a majority of the shares of the Company that are outstanding and entitled to vote in such election are designated to be "withheld" from or are voted "against" his or her election shall tender his or her resignation for consideration by the Corporate Governance & Nominating Committee. The Governance Committee shall evaluate the best interests of the Company and its shareholders and shall recommend to the Board the action to be taken with respect to such tendered resignation.

Steve Odland, Office Depot's Chairman and CEO, stated, "We feel that this provision is responsive to our shareholders' expression at our last Annual Meeting. We have an outstanding Board of Directors, and they have enjoyed the support of our shareholders by overwhelmingly positive votes in the past. This provision further enhances Office Depot's already stellar record in the area of corporate governance."

Odland also chairs the Corporate Governance Task Force of the Business Roundtable, headquartered in Washington.

Jim Heskett, Office Depot's Lead Director, added, "Our Board has carefully weighed the situation since our Annual Meeting, and is responding to the sentiments expressed by shareholders and to similar actions taken by boards at other companies. We feel that our approach is in the mainstream of corporate governance on this important issue. We listen to our shareholders and feel that we are responsive to their concerns."

About Office Depot

With annual sales approaching $14 billion, Office Depot provides more office products and services to more customers in more countries than any other company. Incorporated in 1986 and headquartered in Delray Beach, Florida, Office Depot conducts business in 23 countries and employs 47,000 people worldwide. The Company operates under the Office Depot(R), Viking Office Products(R), Viking Direct(R), Guilbert(R), and Tech Depot(R) brand names.

Office Depot is a leader in every distribution channel -- from retail stores and contract delivery to catalogs and e-commerce. With $3.1 billion in online sales in FY'04, the Company is the world's number three Internet retailer. As of June 25, 2005, Office Depot has 1,011 retail stores in North America in addition to a national business-to-business delivery network supported by 22 delivery centers and more than 60 local sales offices. Internationally, the Company conducts wholly-owned operations in 14 countries through 76 retail stores and 26 distribution centers, and operates 153 retail stores under joint venture and license arrangements in another seven countries.

The company's common stock is listed on the New York Stock Exchange under the symbol ODP and is included in the S&P 500 Index. Additional press information can be found at: http://mediarelations.officedepot.com .

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS: Except for historical information, the matters discussed in this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements, including without limitation all of the projections and anticipated levels of future performance, involve risks and uncertainties which may cause actual results to differ materially from those discussed herein. These risks and uncertainties are detailed from time to time by Office Depot in its filings with the United States Securities and Exchange Commission ("SEC"), including without limitation its most recent filing on Form 10-K, filed on March 10, 2005 and its 10-Q and 8-K filings made from time to time, including in particular its 10-Q filing made on the date of this press release. You are strongly urged to review all such filings for a more detailed discussion of such risks and uncertainties. The Company's SEC filings are readily obtainable at no charge at http://www.sec.gov and at http://www.freeEDGAR.com, as well as on a number of other commercial web sites.

SOURCE Office Depot, Inc.

CONTACT: Investor Relations, Ray Tharpe, +1-561-438-4540, or rtharpe@officedepot.com, or Public Relations, Brian Levine, +1-561-438-2895, or blevine@officedepot.com, both of Office Depot/

Exhibit D

Copy of the Marsh & McLennan Press Release and Pertinent Portions of 2005 Proxy Statement


Corporate and Financial
Press Releases

November 28, 2005
MMC Chief Executive Officer Michael Cherkasky to Speak at Goldman Sachs Financial Services CEO Conference 2005 on December 6

November 16, 2005
MMC Declares Quarterly Dividend

November 1, 2005 MMC Reports Third Quarter Results

October 18, 2005 MMC to Hold Investor Call on November 1 to Discuss Third Quarter 2005 Results

October 10, 2005 MMC Operating Companies Receive *Business Insurance* Readers Choice Awards

September 27, 2005
MMC Receives Excellent Response from Eligible Clients Electing to Participate in Compensation Fund

September 21, 2005
MMC Comments on Settlement Agreement with The National Association of Insurance Commissioners

September 15, 2005
MMC Comments on Developments Announced by the New York State Attorney General and the New York State Insurance Superintendent

September 14, 2005
MMC Declares Quarterly Dividend

MMC News

PDF of Press Release

MMC DECLARES QUARTERLY DIVIDEND;

REPORTS ON ANNUAL MEETING OF STOCKHOLDERS

NEW YORK, NEW YORK, May 19, 2005 - Marsh & McLennan Companies, Inc. (MMC) announced today that its Board of Directors has declared a quarterly dividend of $.17 per share on outstanding common stock, payable on August 15, 2005, to stockholders of record on July 7, 2005.

MMC also announced that at its annual meeting held today, stockholders reelected Michael G. Cherkasky; Stephen R. Hardis; The Rt. Hon. Lord Lang of Monkton, DL; Morton O. Schapiro; and Adele Simmons to the Board of Directors, joining members of the Board whose terms are continuing. The company's Board consists of 11 members.

In addition, stockholders ratified the appointment of Deloitte & Touche LLP as the company's independent registered public accounting firm for 2005 and, as recommended by the company's Board of Directors, approved an amendment to MMC's equity compensation plans to permit an exchange of certain options.

The three stockholder proposals that were submitted pertaining to CEO compensation, the company's stock option policy, and the adoption of a voting standard for the election of directors did not receive a majority of the votes required for approval by stockholders. The Board of Directors opposed these proposals but takes seriously all stockholder concerns and will review them as appropriate.

An audio webcast of the annual meeting, which includes the remarks of Michael G. Cherkasky, president and chief executive officer of MMC, can be accessed at www.mmc.com beginning this afternoon.

MMC is a global professional services firm with annual revenues exceeding $12 billion. It is the parent company of Marsh, the world's leading risk and insurance services firm; Guy Carpenter, the world's leading risk and reinsurance specialist; Kroll, the world's leading risk consulting company; Putnam Investments, one of the largest investment management companies in the United States; and Mercer, a major global provider of consulting services. Approximately 60,000 employees provide analysis, advice, and transactional capabilities to clients in over 100 countries. Its stock (ticker symbol: MMC) is listed on the New York, Chicago, Pacific, and London stock exchanges. MMC's website address is www.mmc.com.

This press release contains statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on available current market and industry materials, experts' reports and opinions, and long-term trends, as well as management's expectations concerning current and future events impacting MMC. Forward-looking statements by their very nature involve risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by forward-looking statements that we make include:

- the impact of litigation and regulatory proceedings brought by various state attorneys general and state insurance regulators, including actions filed by the New York Attorney

General and the Connecticut Attorney General;

- the impact of class actions, derivative actions and individual suits brought by policyholders and shareholders (including MMC employees) asserting various claims, including claims under U.S. securities laws, ERISA, RICO, unfair business practices and other common law or statutory claims;
- loss of producers or key managers;
- inability to negotiate satisfactory compensation arrangements with insurance carriers or clients;
- inability to reduce expenses to the extent necessary to achieve desired levels of profitability;
- inability to collect previously accrued MSA revenue;
- changes in the availability of, and the market conditions and the premiums insurance carriers charge for, insurance products;
- the impact of litigation and other regulatory matters stemming from market-timing issues at Putnam;
- changes in worldwide and national equity and fixed income markets;
- actual and relative investment performance of the Putnam mutual funds;
- the level of sales and redemptions of Putnam mutual fund shares;
- changes in the value of investments made in individual companies and investment funds; and
- changes in interest rates or the inability to access financial markets.

Forward-looking statements speak only as of the date on which they are made, and MMC undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of unanticipated events.

MMC is committed to providing timely and materially accurate information to the investing public, consistent with our legal and regulatory obligations. To that end, MMC and its operating companies use their websites to convey meaningful information about their businesses, including the anticipated release of quarterly financial results and the posting of updates of assets under management at Putnam. Monthly updates of total assets under management at Putnam will be posted to the MMC website the first business day following the end of each month. Putnam posts mutual fund and performance data to its website regularly. Assets for most Putnam retail mutual funds are posted approximately two weeks after each month-end. Mutual fund net asset value (NAV) is posted daily. Historical performance and Lipper rankings are also provided. Investors can link to MMC and its operating company websites through www.mmc.com.

PDF of Press Release


MMC

Marsh • Putnam • Mercer
Marsh & McLennan Companies

2005
Notice of Annual Meeting
And Proxy Statement


MMC

Marsh • Putnam • Mercer
Marsh & McLennan Companies

Dear MMC Stockholder:

You are cordially invited to attend our annual stockholders meeting. The meeting will be held at 10:00 a.m. on Thursday, May 19, 2005 in the auditorium on the second floor at 1221 Avenue of the Americas, New York, New York.

In addition to the matters described in the attached proxy statement, we will report on our Company's activities during 2004. You will have an opportunity to ask questions and to meet your directors and executives.

Whether you plan to come to the annual meeting or not, your representation and vote are important, and your shares should be voted. If you have received this proxy statement by regular mail, you may vote by signing, dating and returning the enclosed proxy card or via telephone or over the Internet by following the instructions on your proxy card. If you have received this proxy statement by electronic mail, you may vote by telephone or over the Internet by following the instructions in the e-mail message.

We look forward to seeing you at the meeting. Your vote is important to us.

Very truly yours,

Michael G. Cherkasky
President & Chief Executive Officer

March 31, 2005

TABLE OF CONTENTS

ITEM 6

STOCKHOLDER PROPOSAL: DIRECTOR ELECTION VOTING STANDARD

The United Brotherhood of Carpenters and Joiners of America Pension Fund, 101 Constitution Avenue, N.W., Washington, D.C. 20001, beneficial owner of approximately 8,500 shares, has notified the Company that it intends to present the following proposal at the annual meeting.

Resolved: That the shareholders of Marsh & McLennan Companies, Inc. ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders.

Shareholder Supporting Statement: Our Company is incorporated in Delaware. Among other issues, Delaware corporate law addresses the issue of the level of voting support necessary for a specific action, such as the election of corporate directors. Delaware law provides that a company's certificate of incorporation or bylaws may specify the number of votes that shall be necessary for the transaction of any business, including the election of directors. (DGCL, Title 8, Chapter 1, Subchapter VII, Section 216). Further, the law provides that if the level of voting support necessary for a specific action is not specified in the certificate of incorporation or bylaws of the corporation, directors "shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors."

Our Company presently uses the plurality vote standard for the election of directors. We feel that it is appropriate and timely for the Board to initiate a change in the Company's director election vote standard. Specifically, this shareholder proposal urges that the Board of Directors initiate a change to the director election vote standard to provide that in director elections a majority vote standard will be used in lieu of the Company's current plurality vote standard. Specifically, the new standard should provide that nominees for the board of directors must receive a majority of the vote cast in order to be elected or re-elected to the Board.

Under the Company's current plurality vote standard, a director nominee in a director election can be elected or re-elected with as little as a single affirmative vote, even while a substantial majority of the votes cast are "withheld" from that director nominee. So even if 99.99% of the shares "withhold" authority to vote for a candidate or all the candidates, a 0.01% "for" vote results in the candidate's election or re-election to the board. The proposed majority vote standard would require that a director receive a majority of the vote cast in order to be elected to the Board.

It is our contention that the proposed majority vote standard for corporate board elections is a fair standard that will strengthen the Company's governance and the Board. Our proposal is not intended to limit the judgment of the Board in crafting the requested governance change. For instance, the Board should address the status of incumbent directors who fail to receive a majority vote when standing for re-election under a majority vote standard or whether a plurality director election standard is appropriate in contested elections.

We urge your support of this important director election reform.

The Board of Directors recommends that you vote AGAINST the proposal for the following reasons:

The board of directors believes that the plurality voting standard—which is the standard used by the majority of public companies—is fair, democratic and impartial and serves the best interests of MMC's stockholders. The majority voting standard suggested by the proposal does not provide significant advantages to MMC and its stockholders over the plurality voting standard.

MMC has a history of electing strong and independent boards. In the past five years, through the plurality process, every director nominee has received an affirmative vote greater than 74% of all shares represented at the annual meeting. The outcome of our election process during the past five years would not have been different if the proposed majority voting standard had been used. Further, the board of directors is composed solely of independent directors, with the exception of MMC's current CEO, Michael Cherkasky.

The board of directors is committed to good governance practices and has implemented a number of measures (discussed elsewhere in this proxy statement) to strengthen MMC's governance processes. MMC is always open to stockholder input regarding potential directors and governance. As MMC's stockholders have a history of electing qualified, independent directors under the current plurality requirement, a change in the voting threshold is not necessary to improve MMC's corporate governance processes. The board of directors believes that the quality of MMC's directors has a far greater impact on MMC's governance than the voting standard used to elect them.

The plurality voting standard for the election of directors is widely used by publicly traded companies. It is the default standard under Delaware law and is known to and understood by stockholders. The board of directors believes the plurality standard provides a good mechanism for electing a board of directors that is committed to delivering long-term stockholder value.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 7, 2006

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: EMC Corporation
Incoming letter dated December 19, 2005

The proposal requests that the board initiate the appropriate process to amend EMC's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast.

We are unable to concur in your view that EMC may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that EMC may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

We are unable to concur in your view that EMC may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that EMC may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,



Ted Yu
Special Counsel